RESIGNATION LETTER

August 18, 2016

Arturo Jake Sanchez

CEO

Medina International Holdings, Inc.

5805 State Bridge Road, Suite G-328

Duluth, GA 30097

Re: Resignation

Dear Jake:

Effective today, I hereby tender my resignation as a member of the Board of Directors of Medina International Holdings, Inc.

Please know that my resignation is only a result of personal reasons and not a potential conflict of interest or a result of any disagreement between myself and MIHI, its management, board of directors or the audit committee of the board of directors on which I presently serve.

Thank you for giving me the opportunity to have been a part of MIHI. I wish you and the company the best of luck and the all the success.

Sincerely,

/s/ Raimundo Dias
Raimundo Dias